Exhibit 99.1

Sinovac Commences Phase III Clinical Trials for COVID-19 Vaccine

Candidate in Turkey

BEIJING, China, September 22, 2020 --(BUSINESS WIRE)--Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that it has recently commenced phase III clinical trials for its inactivated COVID-19 vaccine candidate developed by Sinovac Life Sciences (Sinovac LS), or “CoronaVac,” in Turkey. The phase III clinical trial seeks to test efficacy and safety of CoronaVac in Turkey and aims to be a pivotal study to support the licensure of this product.

This case-driven, randomized, double-blinded and placebo-controlled phase III clinical trial uses an adaptive design, and all participants will be enrolled in a step-by-step basis. In the first stage, 1,300 healthcare workers between the ages of 18-59 years old will be randomly to receive two doses of vaccine or placebo at a two-week interval. In the second stage, approximately 12,000 members of the general population between the ages of 18-59 years old will be enrolled to receive two doses of vaccine or placebo at a two-week interval.

In recent months, the Company’s Phase I/II clinical trials of CoronaVac in adults (18 to 59 years old) and elderly volunteers (60 years old and above) were conducted in China’s Jiangsu and Hebei Provinces on April 16th and May 22nd, respectively. The vaccine candidate appeared to be well tolerated for different dosage and no serious vaccine-related adverse events were reported, demonstrating a good safety profile for the vaccine candidate. Both seroconversion rates in adults and elderly volunteers were above 90%, indicating favorable immunogenicity of CoronaVac. In addition to Turkey, the Company has partnered with several companies outside of China for phase III efficacy studies.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, Quadrivalent Influenza vaccine (“QIV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com